UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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                                                                                              :
                            In the Matter of                                          : CERTIFICATE PURSUANT TO
                                                                                              :                   RULE 24
                ENTERGY LOUISIANA, INC.                            :
                                                                                              :
                           File No. 70-10086                                      :
                                                                                              :
      (Public Utility Holding Company Act of 1935)                   :
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            This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Louisiana, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated December 29, 2003 and January 8, 2004.

            On May 12, 2005, the Company issued and sold, by negotiated public offering, to ABN AMRO Incorporated, Hibernia Southcoast Capital, Inc., and KBC Financial Products USA Inc., as underwriters, $55,000,000 in aggregate principal amount of the Company's First Mortgage Bonds, 4.67% Series due June 1, 2010 ("Bonds"), issued pursuant to the Sixtieth Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented.

              Attached hereto and incorporated by reference are:

              Exhibit A-3(d)    -     Execution form of Sixtieth Supplemental Indenture relating to the Bonds.

              Exhibit B(d)        -     Execution form of Underwriting Agreement relating to the Bonds.

              Exhibit C-1(d)    -     Copy of the Prospectus being used in connection with the sale of the Bonds
                                               (previously filed in Registration No. 333-114174 and incorporated herein by reference).

              Exhibit F-1(d)     -     Post-effective opinion of Dawn A. Abuso, Senior Counsel - Corporate and Securities of Entergy Services, Inc., counsel for the Company.

              Exhibit F-2(d)     -     Post-effective opinion of Thelen Reid & Priest LLP, counsel for the
                                               Company.

              IN WITNESS WHEREOF, Entergy Louisiana, Inc. has caused this certificate to be executed this 18th day of May, 2005.

                                                                                                                ENTERGY LOUISIANA, INC.

                                                                                                                By: /s/ Steven C. McNeal
                                                                                                                     Steven C. McNeal
                                                                                                                     Vice President and Treasurer